hannover re

RECEIVED

2005 NOV 15 P 12:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

05012527

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

November 10, 2005

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English version of its press release “Result adversely impacted by exceptionally heavy losses”.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

Iris Garbers

hannover re®

PRESS RELEASE

Result adversely impacted by exceptionally heavy losses

- **Property and casualty reinsurance in positive territory despite extreme burden of natural catastrophe losses**
- **Life and health reinsurance with very healthy profit contribution**
- **Net investment income +8.3%**
- **First-time reporting in accordance with IFRS**

Hannover, 10 November 2005: Following the very heavy burden of losses already incurred in the first quarter, catastrophe losses took an extraordinarily severe toll on Hannover Re's result in the third quarter. At this point in time there is still considerable uncertainty surrounding the quantification of the strains from hurricanes "Katrina" and "Rita", and Hannover Re has therefore established global reserves in addition to the individual loss reserves.

The company was faced with net expenditure on major losses of 781.4 million euro in the third quarter. Taken together with the major losses in the first six months, the strain for Hannover Re as at 30 September 2005 totalled 893.7 million euro. "It is all the more gratifying that we still managed to generate a positive result in the first nine months", Chief Executive Officer Wilhelm Zeller emphasised.

The operating profit (EBIT) as at 30 September 2005 was reduced to 63.8 million euro, a fall of 84.4% compared to the previous year (408.0 million euro). Group net income retreated by a less marked 67.6% to 61.9 million euro (191.1 million euro) on account of favourable tax effects. This was equivalent to earnings of 51 cents (1.58 euro) a share.

Gross premium income edged up by 2.2% to 7.3 billion euro (7.2 billion euro). Exchange-rate movements were no longer a significant factor. The level of retained premiums rose from 77.3% to 80.2%. Net premiums earned consequently grew by a somewhat more appreciable 2.9% to 5.6 billion euro (5.4 billion euro).

Commencing with the annual financial statement as at 31 December 2005 Hannover Re is required to report in accordance with **International Financial Reporting Standards (IFRS)**. The company has decided to apply key principles of these standards to the present interim accounts as at

30 September 2005 in order to provide an early indication of the changes that are to be expected. Hannover Re's entire technical account continues to be based on US GAAP. The changes primarily affect investments and the recognition of specific balance sheet items; the overall implications of the transition to IFRS for net income and shareholders' equity are minimal.

Looking past the enormous burden of catastrophe losses, the picture in **property and casualty reinsurance** was very much a bright one: Hannover Re continued to enjoy attractive opportunities to write profitable business. Stable rates and unchanged conditions were obtained in most segments. Bearing in mind the severe hurricanes in the United States, this trend will likely not only be sustained but should even show further improvement – especially in the affected lines. "We believe that the chances of quickly recouping our strains from the current year are good", Mr. Zeller commented.

Gross premium income grew by 10.8% to 3.6 billion euro (3.3 billion euro). The level of retained premiums increased from 80.4% to 84.3% as planned. Net premiums earned consequently rose by as much as 13.8% to 2.8 billion euro (2.5 billion euro).

Following on from the very heavy losses of 93.3 million euro in the first quarter, the third quarter brought a historically unparalleled burden of catastrophe losses: with an estimated market loss in the order of 50 billion US-dollar hurricane "Katrina" is far and away the most expensive catastrophe loss of all time. On the basis of this assessment Hannover Re expects to incur net loss expenditure of roughly 310 million euro before tax in connection with this event. Hurricane "Rita" – a mere four weeks later – will result in a strain of around 130 million euro. Before these two hurricanes made landfall on the US coast they caused considerable damage to oilrigs in the Gulf of Mexico. As was evident with hurricane "Ivan" last year, these offshore claims cannot be reliably quantified until some time later. In addition to the reserves constituted for individual treaties Hannover Re has therefore established a global IBNR reserve in the amount of 200 million euro for such losses caused by hurricanes "Katrina" and "Rita".

These and other major losses incurred in the third quarter, such as the flooding in the Alpine region, damage to an oil platform in the Indian Ocean, numerous aviation claims and floods in India, produced a net burden of 754.6 million euro (222.2 million euro), equivalent to 76.7% of the net premium for the quarter. The total major loss expenditure for the first nine months thus amounted to 867.0 million euro (258.5 million euro); this figure represents 30.7% of the corresponding net premium, compared to the multi-year average of around 6%.

"The fact that we still achieved a combined ratio of 113.0% (96.7%) despite the enormous major loss burden in the first three quarters clearly bears out the quality of our property and

casualty reinsurance portfolio", Mr. Zeller stressed. Reserves were established for new business on the accustomed conservative basis; in the third quarter there was again no need on balance to make additional contributions to the loss reserves for previous underwriting years.

As a consequence of the considerable major loss burden the operating result (EBIT) for the first nine months closed in negative territory at 32.3 million euro (294.1 million euro). Due to adverse tax effects property and casualty reinsurance delivered a positive profit contribution of 33.7 million euro (152.7 million euro), corresponding to earnings of 28 cents (1.26 euro) a share.

Life and health reinsurance again developed very favourably in the first nine months of the year under review. Gross premium income surged by 17.3% compared to the same period of the previous year to reach 1.8 billion euro (1.5 billion euro) as at 30 September 2005. As before, growth derived primarily from an increased volume of new business, especially in life and annuity insurance in Germany and the United Kingdom. Based on a slightly higher level of retained premiums, net premiums earned grew by 20.6% to 1.7 billion euro (1.4 billion euro).

The operating profit (EBIT) of 68.1 million euro as at 30 September 2005 surpassed the previous year's figure (53.7 million euro) by 26.9%. Group net income surged by as much as 63.1% to 47.0 million euro (28.8 million euro), equivalent to earnings of 39 cents (24 cents) a share.

Financial reinsurance developed according to plan in the first nine months of the year under review. As in the preceding quarters, demand for financial reinsurance products in the USA was sharply lower; other markets developed favourably as anticipated. Gross written premiums consequently contracted as expected by 22.3% to 687.6 million euro (884.4 million euro). Owing to a slightly reduced retention, net premiums earned declined by a more appreciable 29.2% to 564.9 million euro (798.2 million euro). The extraordinary burden of losses incurred in the third quarter left its mark on financial reinsurance, too. Nevertheless, it is our expectation that this will be offset by future business opportunities.

The operating profit (EBIT) deteriorated by 43.7% to 58.8 million euro (104.4 million euro). Group net income as at 30 September 2005 came in 29.6% lower than in the same period of the previous year at 46.7 million euro (66.1 million euro). This was equivalent to earnings of 39 cents (55 cents) a share.

In the **specialty insurance** business group the transformation of the Clarendon Insurance Group into a specialty insurer for niche business continues apace. The systematic implementation of restructuring measures caused gross written premiums for the first nine months to fall by 16.9% to 1.3 billion euro (1.6 billion euro). The retention dropped slightly to 40.4%

(43.2%). Net premiums earned retreated by 27.9% to 565.1 million euro (783.6 million euro). The combined ratio improved to 108.5% as at 30 September 2005 compared to 113.0% in the same period of the previous year. Clarendon, like other large American insurers, was impacted by the hurricanes in the USA in the third quarter, albeit to a minimal extent. "Thanks to the new proportional reinsurance protection for catastrophe-exposed business taken out with first-class reinsurers at the beginning of the year, we were able to limit the losses for net account from "Katrina" and "Rita" to 26.8 million euro", Mr. Zeller explained. The company's active portfolio is developing highly satisfactorily as planned. It was only the business in run-off that again placed a strain on the third quarter due to the considerable expenses still associated with it. Yet its significance will steadily diminish in the future. The operating result (EBIT) of -15.1 million euro as at 30 September 2005 was substantially better than the comparable figure in the previous year (-82.9 million euro). The specialty insurance business group closed with a deficit of 7.1 million euro, following a loss of 49.4 million euro in the same period of the previous year. The drag on Group net income amounted to 6 cents (-41 cents) a share.

Hannover Re's **investment income** came in entirely within the planned parameters after the first nine months. Write-downs taken on securities were scarcely a factor at 11.4 million euro (22.7 million euro). The volume of assets under own management grew to 18.8 billion euro (16.0 billion euro) thanks to the inflow of cash from the technical account and more than offset the reduced average yields on the overall portfolio. Ordinary investment income therefore improved slightly on the previous year to 733.8 million euro (721.1 million euro). Hannover Re responded to the very favourable trend on equity markets with increased profit-taking and slightly reduced our equity allocation to roughly 7%. The balance of profits realised on the disposal of investments increased from 94.4 million euro to 137.9 million euro. Net investment income improved by 8.3% year-on-year to 825.4 million euro (762.1 million euro).

Outlook

Following on from hurricanes "Katrina" and "Rita" in the third quarter, the fourth quarter brought another severe hurricane by the name of "Wilma". Hannover Re anticipates a loss burden in the order of 150 million euro from this event. This will place a strain on the performance of the fourth quarter and will probably leave only a break-even result at year-end. "Nevertheless, the fact that our company can still achieve this result despite the extraordinary burdens inflicted especially – but not only – by the three severe hurricanes "Katrina", "Rita" and "Wilma" clearly testifies to the outstanding diversification of our global portfolio and its four business groups", Mr. Zeller underlined.

In *property and casualty reinsurance* the market climate has changed dramatically in the wake of the recent hurricanes. Demand for catastrophe and marine reinsurance is sharply

higher, with the result that market prospects have brightened still further and sustained premium growth can be expected. Judging also by the general tone of the annual meetings of reinsurers held in Monte Carlo, Baden-Baden and the USA, the 2005/2006 round of treaty renewals should again leave scope for improved rates and conditions in virtually all lines of property and casualty reinsurance in the coming year. This is especially true of catastrophe and marine reinsurance, the two lines hardest hit by the natural disasters. "Hannover Re is optimally positioned to derive maximum opportunistic benefit from these advantageous market conditions", Mr. Zeller added.

In *life and health reinsurance* Hannover Re continues to expect double-digit premium growth. Germany, the United Kingdom and Asian markets will be the primary growth drivers. All in all, a gratifying increase in profitability is to be anticipated.

Premium income in *financial reinsurance* is likely to contract by a double-digit percentage margin. Net income will come in somewhat lower, but profitability should still be highly attractive. Hannover Re assumes that demand for financial reinsurance products will stabilise in the coming year, thanks in part to the hardening market in property and casualty reinsurance.

Gross and net premiums in *specialty insurance* will be lower than in the previous year. The active portfolio is already exhibiting substantially stronger profitability than the programs in run-off. It remains to be seen, however, whether this will produce a positive result in the current year. Whatever the case, the restructuring activities at the Clarendon Insurance Group are progressing according to plan.

The anticipated positive underwriting cash flow is likely to promote continued expansion of the asset volume. With stronger profit-taking than expected, *net investment income* should also come in higher.

Bearing in mind the enormous burden of catastrophe losses, Hannover Re currently expects *Group net income* to come in balanced at year-end. This forecast assumes that the fourth quarter is spared any further exceptional major losses and that there are no significant adverse movements on capital markets.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (tel. +49 / 511 / 56 04-15 00, e-mail:
eric.schuh@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-1502, e-mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-1736, e-mail:
gabriele.boedeker@hannover-re.com)

***Hannover Re**, with gross premiums of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as specialty insurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Key Figures of the Hannover Re Group (IFRS basis)

	2005				2004	
in EUR million	H1	Q3	H1+Q3	Variance	H1+Q3 [6]	31.12.
Hannover Re Group						
Gross written premiums	4,830.7	2,505.4	7,336.1	+ 2.2%	7,179.5	
Net premiums earned	3,674.6	1,922.6	5,597.3	+ 2.9%	5,438.3	
Net underwriting result	(87.8)	(580.8)	(668.6)	+ 173.2%	(244.8)	
Net investment income [1]	511.1	314.3	825.4	+ 8.3%	762.1	
Operating profit (EBIT)	346.8	(283.0)	63.8	(84.4%)	408.0	
Net income (after tax)	246.2	(184.2)	61.9	(67.6%)	191.1	
Earnings per share in EUR	2.04	(1.53)	0.51	(67.6%)	1.58	
Policyholders' surplus [2]	4,769.1		4,517.8	+ 6.2%	4,287.0	4,172.2
(with funds held by ceding companies)	27,755.0		28,348.1	+ 12.6%	24,512.4	25,167.5
Total assets	39,487.2		41,190.9	+ 13.7%	36,161.0	36,223.7
Book value per share in EUR	23.68	21.62	21.62		20.87	20.93
Retention ratio	82.5%	75.6%	80.2%		77.3%	
EBIT margin [3]	9.4%	(14.7%)	1.1%		7.5%	
Return on equity (after tax) [4]	18.3%	(27.0%)	3.1%		10.4%	
Property/Casualty reinsurance						
Gross written premiums	2,424.0	1,225.7	3,649.7	+ 10.8%	3,295.1	
Net premiums earned	1,840.7	984.5	2,825.2	+ 13.8%	2,483.1	
Net underwriting result	61.2	(429.5)	(368.3)	(548.5%)	82.1	
Operating profit (EBIT)	235.0	(267.2)	(32.3)	(111.0%)	294.1	
Net income (after tax)	194.4	(160.7)	33.7	(77.9%)	152.7	
Retention ratio	86.8%	79.3%	84.3%		80.4%	
Combined ratio	96.7%	143.6%	113.0%		96.7%	
EBIT margin [3]	12.8%	(27.2%)	(1.1%)		11.8%	
Life/Health reinsurance						
Gross written premiums	1,131.2	624.2	1,755.4	+ 17.3%	1,497.1	
Net premiums earned	1,053.4	601.6	1,655.1	+ 20.6%	1,372.6	
Operating profit (EBIT)	43.8	24.3	68.1	+ 26.9%	53.7	
Net income (after tax)	29.7	17.3	47.0	+ 63.1%	28.8	
Retention ratio	93.2%	95.2%	93.9%		92.4%	
Combined ratio [5]	98.4%	101.0%	99.4%		99.1%	
EBIT margin [3]	4.2%	4.0%	4.1%		3.9%	
Financial reinsurance						
Gross written premiums	510.0	177.6	687.6	(22.3%)	884.4	
Net premiums earned	374.6	190.3	564.9	(29.2%)	798.2	
Operating profit (EBIT)	50.1	8.7	58.8	(43.7%)	104.4	
Net income (after tax)	38.7	7.9	46.6	(29.6%)	66.2	
Retention ratio	92.0%	89.9%	91.5%		92.9%	
Combined ratio [5]	97.3%	107.7%	100.8%		95.8%	
EBIT margin [3]	13.4%	4.6%	10.4%		13.1%	
Specialty Insurance						
Gross written premiums	821.0	515.2	1,336.1	(16.9%)	1,608.1	
Net premiums earned	413.1	152.0	565.1	(27.9%)	783.6	
Net underwriting result	8.1	(56.2)	(48.1)	(52.8%)	(101.8)	
Operating profit (EBIT)	26.8	(41.9)	(15.1)	(81.8%)	(82.9)	
Net income (after tax)	19.4	(26.6)	(7.1)	(85.5%)	(49.4)	
Retention ratio	44.4%	34.2%	40.4%		43.2%	
Combined ratio	98.0%	137.0%	108.5%		113.0%	
EBIT margin [3]	6.5%	(27.6%)	(2.7%)		(10.6%)	

[1] Incl. expense on funds withheld and contract deposits
[2] Total stockholders' equity + minority interests + hybrid capital
[3] Operating profit (EBIT) / net premiums earned
[4] Quarterly figures are annualised
[5] Including interest income on contract deposits and funds withheld
[6] US GAAP